ATCO
GROUP

Corporate Office

[redacted]

04024448

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.mitchell@atco.com

January 19, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Two News Releases dated January 19, 2004

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Canadian Utilities Limited
A Member of the ATCO Group of Companies

Sharlene C. Mitchell, STI
Corporate Secretarial Department

Enclosure(s)

FILE NO. 82-34744

ATCO GROUP

News Release

ATCO LTD. & CANADIAN UTILITIES LIMITED
Corporate Head Office: 1500, 909 -11 Avenue S.W. Calgary, Alberta T2R 1N6 Telephone: (403) 292-7500 Fax: (403) 292-7532

January 19, 2004

ATCO Managing Director, Power Generation, Gary Bauer Retires

CALGARY, Alberta – After a distinguished 32-year career with ATCO Group, Gary Bauer, Managing Director, Power Generation and President, ATCO Power Ltd., will retire February 1, 2004.

"Throughout his career, Mr. Bauer has been a vital part of this company. Over the past three decades, his responsibilities ranged from managing ATCO Electric's northern companies in the Yukon, to developing, constructing and overseeing the operation of the first independent power project in the U.K., known as the Barking Power project in London," said Nancy Southern, President and Chief Executive Officer.

Under his direction, ATCO Power has grown into an internationally recognized and respected leader in the development and operation of independent power projects, currently operating over 4,400 MWs of generating facilities with another 580 MWs under construction.

Mr. Bauer will continue on as an ATCO Group designated director in the U.K. and Australia where his knowledge and experience will provide ATCO Group with ongoing continuity.

The ATCO Group is Alberta based with a worldwide organization of companies actively engaged in Utilities, Power Generation, Logistics and Energy Services, Technologies and Industrials. More information about ATCO Group can be found on its website at www.atco.com.

For further information, contact:

D.R. (Dale) Cawsey
Vice President, Human Resources and Corporate Secretary
ATCO Group
(403) 292-7428

ATCO GROUP NewsRelease

ATCO LTD. & CANADIAN UTILITIES LIMITED
Corporate Head Office: 1500, 909 -11 Avenue S.W. Calgary, Alberta T2R 1N6 Telephone: (403) 292-7500 Fax: (403) 292-7532

January 19, 2004

ATCO Group Names Gerry Welsh President & Chief Operating Officer, ATCO Power

CALGARY, Alberta – ATCO Group today announced that Gerry Welsh has been appointed President and Chief Operating Officer, ATCO Power Ltd., effective February 1, 2004, responsible for all operations of ATCO Power worldwide. He will report directly to N. C. Southern, President and Chief Executive Officer, ATCO Group.

Mr. Welsh currently serves as President of ATCO Power Canada Ltd., responsible for the company's assets and operations in Canada, including construction projects, operations and energy sales from Independent Power Plants and ATCO's legacy plants.

"Mr. Welsh has been a key contributor to the success of our company throughout his 34-year career with ATCO Group," said Nancy Southern, President and Chief Executive Officer. "Because of his broad experience in leadership positions in several of our companies, Mr. Welsh is exceptionally well-qualified to lead the continued growth and operations of ATCO Power."

The ATCO Group is Alberta based with a worldwide organization of companies actively engaged in Utilities, Power Generation, Logistics and Energy Services, Technologies and Industrials. More information about ATCO Group can be found on its website at www.atco.com.

For further information, contact:

D.R. (Dale) Cawsey
Vice President, Human Resources and Corporate Secretary
ATCO Group
(403) 292-7428